InterDent Service Corporation
InterDent, Inc.
222 N. Sepulveda Boulevard, Suite 740
El Segundo, California 90245
Tel. (310) 765-2400
Fax. (310) 640-9897

July 13, 2005

VIA EDGAR AND FACSIMILE

Mary K. Fraser, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

  Re:
  InterDent Service Corporation
  Registration Statement on Form S-4 (File No. 333-124080)

Dear Ms. Fraser:

        InterDent Service Corporation and InterDent, Inc. (collectively, the "Registrants") hereby withdraw their request to accelerate the effectiveness of the above referenced Registration Statement previously submitted by letter dated July 11, 2005 to the Securities and Exchange Commission (the "Commission"). The Registrants intend to file Amendment No. 2 to the Registration Statement as promptly as practicable in response to comments received from the Commission by letter dated June 28, 2005 and anticipate submitting a revised acceleration request letter concurrently with its filing of Amendment No. 2.

        We appreciate your assistance and cooperation in this matter.

Sincerely,
INTERDENT SERVICE CORPORATION
By:	/s/ ROBERT W. HILL Robert W. Hill Chief Financial Officer
INTERDENT, INC.
By:	/s/ ROBERT W. HILL Robert W. Hill Chief Financial Officer